UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 27, 2008

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**58-1445060**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   **Results of Operations and Financial Condition.**

On March 27, 2008, Morris Publishing Group, LLC issued a press release announcing its financial results for the three and twelve month periods ended December 31, 2007. A copy of Morris Publishing's press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.   **Financial Statements and Exhibits.**

(d) Exhibits:

Exhibit No.	Description
99.1	Press Release of Morris Publishing Group, LLC, dated March 27, 2008, reporting Morris Publishing Group's financial results for the three and twelve month periods ended December 31, 2007. (Incorporated by reference).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 27, 2008

MORRIS PUBLISHING GROUP, LLC

By: /s/ Steve K. Stone
             Steve K. Stone
             Senior Vice President and Chief Financial Officer



Morris Publishing Group, LLC
P.O. BOX 936 • AUGUSTA, GA 30903-0936
www.morris.com

MORRIS PUBLISHING ANNOUNCES
2007 FOURTH-QUARTER AND YEAR-END RESULTS

AUGUSTA, Ga. (March 27, 2008) — Morris Publishing Group, LLC today reported fourth-quarter operating income from continuing operations of $18.6 million, down $3.1 million, or 14.4%, from $21.7 million for the same period in 2006. Net income from continuing operations for the quarter was $5.9 million, down $1.3 million, or 17.5%, from $7.2 million in the prior year.

On November 30, 2007, Morris Publishing sold fourteen daily newspapers, three nondaily newspapers, a commercial printing operation and other related publications to GateHouse Media. The total purchase price was $115 million, with the sale resulting in a fourth-quarter after-tax gain of $49.6 million.

From continuing operations, total operating revenue for the fourth quarter was $95.0 million, down $10.2 million, or 9.7%, from 2006. Total advertising revenue was $77.7 million, down $10.2 million, or 11.6%, with retail advertising revenue of $44.8 million, down 8.8%; classified advertising revenue of $27.7 million, down 15.1%; and national advertising revenue of $5.2 million, down 15.4%. Circulation revenue was $14.6 million, down 2.2% from 2006.

For the fourth quarter, total operating cost from continuing operations was $76.5 million, down $7.1 million, or 8.5%, from 2006, with labor and employee benefits cost of $34.1 million, down $2.8 million, or 7.5%; newsprint, ink and supplement cost of $10.2 million, down $3.1 million, or 23.3%; depreciation and amortization expense of $3.6 million, down $1.4 million, or 27.6%; and other operating cost of $28.7 million, up $0.1 million, or 0.4%.

Commenting on the results, William S. Morris IV, Morris Publishing Group's chief executive officer and president, said, "The advertising environment in which we are now operating continues to be very challenging, but the fundamentals of our business remain solid, as we have the largest advertising reach and we remain the preeminent provider of news and information in the communities we serve.

"The fourth-quarter results of *The Florida Times-Union* strongly reflect the well publicized downturn in the state's real estate markets. Not only has its classified advertising revenue been adversely affected, but a large portion of its revenue declines were from retailers dependent on the housing industry. In response, we have implemented various initiatives to increase Jacksonville's revenues and to improve the newspaper's operational efficiencies through a number of cost control measures. A number of these initiatives, many of which were implemented last year, have already begun to bear fruit."

For the year, operating income from continuing operations for 2007 was $61.1 million, down $18.3 million, or 23.0%, from $79.4 million in 2006. Net income from continuing operations was $14.6 million, down $11.3 million, or 43.6%, from $25.9 million in 2006.

From continuing operations, total operating revenue for 2007 was $374.6 million, down $29.2 million, or 7.2%, from $403.8 million in 2006. Total advertising revenue was $306.7 million, down $29.6 million, or 8.8%, while circulation revenue was $57.6 million, down $1.2 million, or 2.1%. Retail, national and classified advertising revenues were down 4.1%, 15.0% and 13.1%, respectively.

Total operating cost from continuing operations for 2007 was $313.5 million, down $10.9 million, or 3.4%, from $324.4 million in 2006, with labor and employee benefits cost of $143.3 million, down $0.8 million, or 0.6%; newsprint, ink and supplement cost of $40.3 million, down $11.3 million, or 21.8%; depreciation and amortization expense of $16.2 million, down $2.9 million, or 15.1%; and other operating cost of $113.7 million, up $4.1 million, or 3.7%.

Excluding the gain on the GateHouse sale, income from discontinued operations, net of income taxes, was $4.5 million for the year compared to $4.4 million during 2006.

Net income for 2007 was $68.7 million compared to $30.3 million during 2006.

Morris Publishing Group, LLC is a wholly owned subsidiary of Morris Communications Company, LLC, a privately held media company based in Augusta, Ga. Morris Publishing currently owns and operates 13 daily newspapers as well as nondaily newspapers, city magazines and free community publications in the Southeast, Midwest, Southwest and Alaska. For more information, visit our Web site, morris.com.

A conference call will be held Thursday, March 27, 2008, at 10:00 a.m. Eastern Time. In order to participate, please call 1-888-928-9177 ten (10) minutes prior to the scheduled start. The pass code and leader's name listed below will be required to join the conference call:

LEADER	**MR. STEVE STONE**
PASS CODE	**MORRIS PUBLI**

To access the Audio Replay of this call, all parties can:

1. Go to the URL: https://e-meetings.verizonbusiness.com
2. Choose Audio Streaming under Join Events
3. Enter the conference number and pass code.

PASS CODE	**MORRIS PUBLI**
CONFERENCE NUMBER	**9399988**

Replays of the conference call are available for 30 days after the live event at the URL link.

For further information, please contact:
Craig S. Mitchell
Senior Vice President of Finance
Morris Communications Company, LLC
706-823-3236

Fourth-quarter and twelve-month results follow:

Morris Publishing Group, LLC
Condensed Consolidated Statements of Income
(unaudited)

(Dollars in thousands)	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Twelve Months Ended December 31, 2007	Twelve Months Ended December 31, 2006
NET OPERATING REVENUES:				
Advertising	$ 77,693	$ 87,889	$ 306,694	$ 336,245
Circulation	14,551	14,884	57,602	58,838
Other	2,779	2,487	10,332	8,685
Total net operating revenues	95,023	105,260	374,628	403,768
OPERATING EXPENSES:				
Labor and employee benefits	34,077	36,853	143,299	144,108
Newsprint, ink and supplements	10,185	13,278	40,338	51,596
Other operating costs (excluding depreciation and amortization)	28,658	28,548	113,657	109,597
Depreciation and amortization expense	3,551	4,907	16,219	19,100
Total operating expenses	76,471	83,586	313,513	324,401
Operating income	18,552	21,674	61,115	79,367
OTHER EXPENSES (INCOME):				
Interest expense, including amortization of debt issuance costs	9,511	9,499	37,881	37,059
Interest income	(108)	(1)	(114)	(70)
Other, net	(99)	(260)	(258)	(369)
Total other expenses, net	9,304	9,238	37,509	36,620
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	9,248	12,436	23,606	42,747
PROVISION FOR INCOME TAXES	3,310	5,237	8,993	16,840
INCOME FROM CONTINUING OPERATIONS	5,938	7,199	14,613	25,907
DISCONTINUED OPERATIONS				
Income from discontinued operations, net of income taxes	2,469	1,111	4,490	4,368
Gain on sale of discontinued operations, net of income taxes of $30,505	49,567	-	49,567	-
INCOME FROM DISCONTINUED OPERATIONS	52,036	1,111	54,057	4,368
NET INCOME	$ 57,974	$ 8,310	$ 68,670	$ 30,275